EXHIBIT 99.2

Dear Fellow Shareholders of the ITEX Corporation:

The Polonitza Group, ITEX Corporation’s largest single shareholder, owning an aggregate of 473,261 shares of common stock representing 13.1% of the Company, today announces its intention to explore alternatives at ITEX’s 2010 Annual Meeting.  The Polonitza Group consists of a number of long-time ITEX shareholders who have attempted to engage in a dialogue with the current Board of Directors regarding a number of concerns, including:

•           ITEX’s Chief Executive Officer serving as the Company’s “interim” Chief Financial Officer for seven years.

•           The true independence of ITEX’s Board of Directors, once their non-ITEX business relationships with one another are examined.

•           The retention of a Director as a consultant to assist with internal audit matters during fiscal 2009.

•           The identification of a material weakness in ITEX’s internal controls over financial reporting in the third quarter of fiscal 2010, due in part to what we believe are the Company’s corporate governance issues.

•           The Company’s capital allocation decisions over the past four years and plans for future returns of capital to shareholders.

The Polonitza Group can no longer sit idly by and allow poor corporate governance to permeate ITEX’s Board of Directors. We believe that ITEX’s corporate governance issues not only impede the Company’s business operations, but also limit the appeal of its stock to the investment community.

Despite the recent initiatives by the Board, which were suggested by members of the Polonitza Group during ITEX’s 2009 Annual Meeting (such as instituting a cash dividend and implementing a share repurchase plan) ITEX’s stock continues to trade at a significant discount to all major indices when examined on a Price-to-Free Cash Flow basis.  We believe this is partially due to the governance policies that ITEX’s Board is currently operating under, along with ITEX’s capital allocation decisions since 2007.

	ITEX	Industry	Sector	S&P 500
Price to Free Cash Flow (TTM)	6.38	10.16	15.8	22.54

                                                                                      Source: Reuters.com (as of July 16, 2010)

By raising our concerns at this time, the Polonitza Group seeks to increase awareness among ITEX’s shareholders regarding what we feel are inadequate procedures that must be addressed. As the largest shareholder of ITEX, we have tried on multiple occasions to address our concerns directly with the Board (subsequently made public through Schedule 13D filings on April 6, 2010 and June 30, 2010). With respect to our governance concerns, we have been met with what we feel is a lack of desire to make any meaningful improvements by the current Board of Directors.  Therefore, the Polonitza Group is exploring options to implement what we feel are necessary changes that address our concerns about long term shareholder value and good governance.

Respectfully,

/s/ David Polonitza

David Polonitza